EXHIBIT 99.2
Cawley, Gillespie & Associates, Inc.

petroleum consultants

1000 LOUISIANA STREET, SUITE 625	306 WEST SEVENTH STREET, SUITE 302	9601 AMBERGLEN BLVD., SUITE 117
HOUSTON, TEXAS 77002-5008	FORT WORTH, TEXAS 76102-4987	AUSTIN, TEXAS 78729-1106
713-651-9944	817-336-2461	512-249-7000
FAX 713-651-9980	FAX 817-877-3728	FAX 512-233-2618

February 22, 2010

Mr. Robert Anderson
Vice President – Business Development, A&D
GeoResources, Inc.
110 Cypress Station Dr. Suite 220
Houston, Texas 77090

Re:       Evaluation Summary – SEC Price Case
GeoResources, Inc. Interests
Total Proved Reserves
Certain Oil & Gas Properties in Various States
As of January 1, 2010

Dear Mr. Anderson:

As requested, we are submitting our estimates of total proved reserves and forecasts of economics attributable to the GeoResources, Inc. interests in certain oil and gas properties located in various states within the United States.  This report, completed February 22, 2010 covers 100% of the proved reserves for GeoResources, Inc.  The results of this evaluation are presented below:

		Proved	Proved
		Developed	Developed	Proved	Total
		Producing	Non-Producing	Undeveloped	Proved
Net Reserves
Oil	- Mbbl	7,147.1	2,073.6	2,198.7	11,419.4
Gas	- MMcf	31,575.3	4,132.7	16,530.7	52,238.7
NGL	- Mbbl	293.9	111.8	127.9	533.7
Revenue
Oil	- M$	384,895.7	112,808.0	116,051.2	613,754.8
Gas	- M$	97,139.2	13,842.8	49,091.6	160,073.6
NGL	- M$	8,667.7	3,471.7	3,679.1	15,818.4
Hedge	- M$	0.0	0.0	0.0	0.0
Other	- M$	0.0	0.0	0.0	0.0
Severance Taxes	- M$	40,865.2	12,449.8	13,458.0	66,772.9
Ad Valorem Taxes	- M$	6,954.5	661.2	1,641.1	9,256.9
Operating Expenses	- M$	197,045.1	20,006.2	23,733.8	240,785.1
Workover Expenses	- M$	0.0	0.0	0.0	0.0
3rd Party COPAS	- M$	0.0	0.0	0.0	0.0
Other Deductions	- M$	0.0	0.0	0.0	0.0
Investments	- M$	3,068.9	10,368.2	51,123.2	64,560.3
Net Operating Income	- M$	242,768.5	86,637.0	78,865.7	408,271.3
Discounted @ 10%	- M$	142,519.0	40,061.5	35,010.8	217,591.4

The discounted cash flow value shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc. (“CG&A”).

Hydrocarbon Pricing
As requested for the SEC Price scenario, oil and gas prices were adjusted to the following index prices.
	WTI	HH
	Oil Price	Gas Price
Year	$/BBL	$/MMBTU
2010	61.18	3.833

In accordance with the Securities and Exchange Commission guidelines, these prices are determined as an unweighted arithmetic average of the first-day-of-the-month price for each month of 2009.  Prices were not escalated in the SEC scenario. Adjustments to oil and gas prices were made based upon data provided by your office.  These adjustments include treating cost, transportation charges and/or crude quality and gravity corrections.

Expenses and Taxes
Lease operating expenses and investments were forecast as furnished by your office and were not escalated.  Severance tax values were determined by applying normal state severance tax rates.  Ad valorem tax rates were forecast as provided by your office.

Miscellaneous
An on-site field inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined, nor have the wells been tested by Cawley, Gillespie & Associates, Inc.  Possible environmental liability related to the properties has not been investigated nor considered.  The salvage value of equipment at abandonment and the cost of plugging at abandonment have been included in the evaluation as requested by your office.

The proved reserve classifications used conform to the criteria of the Securities and Exchange Commission (“SEC”).  The estimates were prepared based on the definitions and regulations contained in the United States Securities and Exchange Commission Modernization of Oil and Gas Reporting;  Final Rule, Title 17 CFR Parts 210, 211 et al. released January 14, 2009 in the Federal Register.  Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward.   The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties in effect as noted herein.  The possible effects of changes in legislation or other Federal or State restrictive actions have not been considered.  All reserve estimates represent our best judgment based on data available at the time of preparation, and assumptions as to future economic and regulatory conditions.  It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

The reserve estimates and forecasts were based upon interpretations of factual data furnished by your office and available from our files.  Ownership information and economic factors such as liquid and gas prices, price differentials, expenses, investments and tax rates were furnished by your office and were accepted as furnished.  To some extent, information from public records was used to check and/or supplement these data.  The basic engineering and geological data were utilized subject to third party reservations and qualifications.  Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data.

Our work papers and related data are available for inspection and review by authorized, interested parties.  The professional qualifications of the undersigned, the technical person primarily responsible for the preparation of this report, are included as an attachment to this letter.

Yours very truly,

Robert D. Ravnaas, P.E.
Executive Vice President
Cawley, Gillespie & Associates
Texas Registered Engineering Firm F-693

EXHIBIT 99.2

Cawley, Gillespie & Associates, Inc.

petroleum consultants

1000 LOUISIANA STREET, SUITE 625	306 WEST SEVENTH STREET, SUITE 302	9601 AMBERGLEN BLVD., SUITE 117
HOUSTON, TEXAS 77002-5008	FORT WORTH, TEXAS 76102-4987	AUSTIN, TEXAS 78729-1106
713-651-9944	817-336-2461	512-249-7000
FAX 713-651-9980	FAX 817-877-3728	FAX 512-233-2618

    Professional Qualifications of Robert D. Ravnaas, P.E.
Executive Vice President of Cawley, Gillespie & Associates

Mr. Ravnaas has been a Petroleum Consultant for Cawley, Gillespie & Associates (CG&A) since 1983, and became Executive Vice President in 1999.  He has completed numerous field studies, reserve evaluations and reservoir simulation, waterflood design and monitoring, unit equity determinations and producing rate studies.  He has testified before the Texas Railroad Commission in unitization and field rules hearings.  Prior to CG&A he worked as a Production Engineer for Amoco Production Company.  Mr. Ravnaas received a B.S. with special honors in Chemical Engineering from the University of Colorado at Boulder, and a M.S. in Petroleum Engineering from the University of Texas at Austin.  He is a registered professional engineer in Texas, No. 61304, and a member of the Society of Petroleum Engineers (SPE), the Society of Petroleum Evaluation Engineers, the American Association of Petroleum Geologists and the Society of Professional Well Log Analysts.